Exhibit 21.1
List of Subsidiaries of Navarre Corporation

Encore Software, Inc.	Minnesota corporation
BCI Eclipse Company, LLC	Minnesota limited liability company
Navarre CS, LLC	Minnesota limited liability company
Navarre CP, LLC	Minnesota limited liability company
Navarre CLP, LLC	Minnesota limited liability company
FUNimation Productions, Ltd.	Texas limited partnership
animeOnline, Ltd.	Texas limited partnership
Navarre Distribution Services, Inc.	Minnesota corporation
Navarre Logistical Services, Inc.	Minnesota corporation
Navarre Online Fulfillment Services, Inc.	Minnesota corporation
Navarre Digital Services, Inc.	Minnesota corporation
FUNimation Channel, Inc.	Minnesota corporation
Navarre Entertainment Media, Inc. (through May 31, 2007)	Minnesota corporation